Stradley Ronon Stevens & Young, LLP 100 Park Avenue, Suite 2000
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Telephone 212.812.4124
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April 25, 2018

Filed via EDGAR

Dominic Minore, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	NexPoint Real Estate Strategies Fund
(File Nos. 333-209022; 811-23129)

Dear Mr. Minore:

On behalf of the NexPoint Real Estate Strategies Fund (the “Fund”), submitted herewith under the EDGAR system are the responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Jacqueline Edwards with regard to Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2 (the “Amendment”), which was filed with the Commission on March 1, 2018 under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed to register Class L shares, a new share class to the Fund. Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Amendment.

Comments:

1.	Please include on the Fund’s cover page the table required by Item 1(g) of Form N-2.

Response: The table has been added to the cover page as requested.

2.	The cover page states that “in the event a repurchase offer is oversubscribed, the Fund may not repurchase all of the shares tendered, and no assurance can be given that the Fund will repurchase all of a shareholder’s tendered shares over any period.” Please add that the Fund will repurchase shares on a pro rata basis in the event a repurchase offer is over subscribed.

Response: The cover page has been revised as requested.

3.	The cover page states that “the Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act until the earlier of the date the Fund has sold 50,000,000 shares or through the period permitted by Rule 415 under the Securities Act.” Please state the exact period permitted by Rule 415.

Response: Rule 415(a)(5) under the Securities Act provides that “securities registered on an automatic shelf registration statement and securities described in paragraphs (a)(1)(vii), (ix), and (x) of this section may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold…” We note that the Fund is offering its securities in accordance with Rule 415(a)(1)(xi), and the Fund’s securities are not registered on an automatic shelf registration statement nor are they the type described in (a)(1)(vii), (ix) and (x) under Rule 415. Accordingly, the three-year period set forth in Rule 415(a)(5) is not applicable, and as a result there is no limited time period permitted under Rule 415. Thus, we have revised the Fund’s disclosure on the cover page as follows:

The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act until the date the Fund has sold 50,000,000 shares, or such shorter period as the Board may determine.

4.	The Fund’s disclosure states that the Fund “will limit its investments in Private Real Estate Investment Funds that are excluded from the definition of “investment company” under the 1940 Act by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to no more than 15% of its net assets.” Because the Fund may invest in investments other than Private Real Estate Investment Funds that are excluded from the definition of “investment company” under Section 3(c)(1) and 3(c)(7) of the 1940 Act, please revise the disclosure accordingly.

Response: The disclosure has been revised as requested on pages 2, 17 and 26 of the Prospectus as follows:

The Fund has not imposed limitations on the portion of its assets that may be invested in any of the categories outlined above other than certain Private Real Estate Investment Funds. The Fund, however, will limit its investments in Private Real Estate Investment Funds and any other investments that are excluded from the definition of “investment company” under the 1940 Act by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to no more than 15% of its net assets (the “15% Limitation”). Such entities are typically private equity funds and hedge funds. The 15% Limitation does not apply to any collateralized loan obligations (“CLOs”), certain of which may rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. For purposes of compliance with the 15% Limitation, the Fund will not count its direct investments in wholly-owned subsidiaries but will look through such subsidiaries and count their underlying holdings.

5.	The Fund’s disclosure states that “in consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund in order to permit the Fund to be declared effective by the SEC and to commence operations),” subject to certain limitations, including that “the reimbursement may not be made to the extent the recoupment does not cause the Fund’s “other expenses” plus recoupment to exceed the lesser of the Expense Limitation at the time of the original waiver and at the time of recoupment.” Please revise the disclosure to explain how the limitation will be applied, specifically disclosing that: (i) the Fund must be able to make the repayment to the Adviser without exceeding the net expense ratio in place at the time such amounts were waived or reimbursed; and (ii) the Fund must be able to make the repayment to the Adviser without exceeding the Fund’s net expense ratio that is in place at the time repayment is sought.

Response: The Fund has revised its disclosure on pages 4, 13 and 44 of the Prospectus and page S-20 of the Statement of Additional Information (“SAI”) to the following:

In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Adviser is entitled to recoup from the Fund the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund in order to permit the Fund to be declared effective by the SEC and to commence operations) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any Expense Limitation in effect at the time of recoupment.

6.	Please expand the Fund’s disclosure in Footnote 5 to the Fee Table to clarify that the Total Annual Expenses (after fee waiver and reimbursement) also include the fees and expenses of any wholly-owned subsidiary of the Fund.

Response: The Registrant’s fee table does not reflect the fees and expenses of its portfolio subsidiaries, as these fees are not incurred at the fund level, but are incurred at the portfolio company level and are reflected in the value of the respective portfolio subsidiaries. Because the expenses are not incurred at the fund level, Registrant is unaware of any obligation to include fees incurred at the portfolio company level in the fund-level fee table with one exception. The Registrant acknowledges its obligation to disclose in its fee table the indirect fees charged by a portfolio holding that is an “Acquired Fund.” Form N-2 defines an Acquired Fund as “any company in which the Registrant invests or intends to invest (A) that is an investment company or (B) that would be an investment company under section 3(a) of the of the 1940 Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act.” We note that the portfolio subsidiaries are Real Estate Investment Trusts, are not investment companies and are not relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act. As a result, the portfolio subsidiaries are not Acquired Funds and, absent another affirmative line-item obligation to disclose fees incurred by a portfolio company, the Registrant is not required to include these portfolio company expenses in its fee table. The Registrant submits that the inclusion of a specific disclosure requirement applicable only to Acquired Funds in Form N-2 supports the inference that there is no other general disclosure obligation related to fees charged at the portfolio company level. Finally, we note that the registration statement already provides disclosure to investors that there is no duplicative layering of advisory or REIT Subsidiary management fees. As noted on page 44 of the Prospectus, “to the extent fees are paid to the Adviser by the REIT Subsidiary, such fees will be offset against fees otherwise payable by the Fund to the Adviser, such that shareholders of the Fund will only be subject to one layer of fees to the Adviser.”

As a result, the Registrant has not expanded the disclosure in Footnote 5 (currently Footnote 7) to the Fee Table as requested because in its view, doing so would be misleading.

7.	The Fund’s disclosure states that “the Expense Limitation Agreement will remain in effect at least until one year after the effective date of the registration statement. . .” Please change registration statement to prospectus.

Response: The disclosure has been revised as requested on pages 4, 13 and 44 of the Prospectus and corresponding changes have also been made on page S-20 of the SAI as well.

Please do not hesitate to contact me at (212) 812-4142 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely,

/s/ Jacqueline Edwards
Jacqueline Edwards, Esq.

cc:	Eric Purple

Christopher Zimmerman